

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 27, 2008

Via U.S. Mail and Facsimile

J. Randall Martin
Chief Executive Officer
Colombia Goldfields, Ltd.
#208-8 King Street East
Toronto, Ontario, Canada
M5C 1B5

      Re: **Colombia Goldfields, Ltd.**
             Preliminary Proxy Statement on Schedule 14A
             Filed June 5, 2008
             File No. 0-51013

Dear Mr. Martin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3: Approval of 2008 Stock Incentive Plan, page 24

1. We note your disclosure that the 2008 Stock Incentive Plan will supplant the 2006 Plan. Please describe in sufficient detail what will happen to the 2006 Plan. In this regard, we note that a number of shares of common stock will remain available under the 2006 Plan after the 2008 Plan is adopted by the Board.

2. Please provide us with the supplemental information required by Instruction 5 to Item 10 of Schedule 14A.

Shares Available, page 24

3. We note that under the 2008 Stock Incentive Plan, the Board will reserve a certain amount of shares for issuance. Please quantify the amount of shares that will be reserved for issuance and state the number of shares of stock that will remain available for issuance under the 2006 Stock Incentive Plan. State, as of the latest practicable date, the market value of the securities underlying the options, stock appreciation rights and other securities to be awarded under the 2008 Plan.

Eligibility, page 24

4. Please state the approximate number of persons that will be eligible to participate in the 2008 Stock Incentive Plan.

Types of Awards, page 24

5. Please provide a more detailed description of the type of awards that the Board has the authority to determine. In this regard, we note that while you mention the tax advantages of incentive stock options, you do not discuss the other types of awards that may be granted.

Proposal No. 4: Approval of Issuance of Additional Securities, page 26

6. Please discuss why you are issuing the special warrants. In this regard, describe how you will use the net proceeds from the issuance, including the approximate amount of proceeds that will be used for each purpose. See Item 11(c) of Schedule 14A. If such proceeds are being used to acquire Mineros S.A., please assess whether financial statements are required with this proxy.

7. We note that your disclosure in your 8-K filed June 20, 2008 regarding the closing of a private placement of special warrants. It appears that you have not yet received security holder approval for this transaction, since you are now requesting approval in this proxy statement. Please advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Christopher Cummings (416-360-2958)
        Sean Donahue